Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
September 8, 2009	NYSE: SLW

SILVER WHEATON ANNOUNCES US$250 MILLION BOUGHT DEAL FINANCING

TO BE USED TO FINANCE BARRICK SILVER STREAM ACQUISITION, ANNOUNCED SEPTEMBER 8, 2009

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce that it has entered into an agreement with a syndicate of underwriters pursuant to which they have agreed to purchase, on a bought deal basis, 22,525,000 common shares of Silver Wheaton at a price of US$11.10 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately US$250 million.  In addition, Silver Wheaton has agreed to grant to the underwriters an option to purchase up to an additional 3,378,750 common shares at a price of US$11.10 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton will be approximately US$287.5 million.

A portion of the net proceeds of the Offering will be used to fund the Company’s acquisition of certain silver stream interests from Barrick Gold Corporation (as announced on September 8, 2009), with the remaining funds being targeted for general corporate purposes.

The common shares to be issued under the Offering will be offered by way of a short form prospectus in all of the provinces of Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The Offering is scheduled to close on or about September 30, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, timing of funding the upfront cash payments, both the initial payment and the following three annual payments payable to Barrick in connection with the silver purchase agreement, and completion of construction of the Pascua-Lama project, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com